UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61018 /November 17, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13665

_____

In the Matter of   :
                                                    :
PKI SOLUTIONS, INC.,   :
PLANETGOOD TECHNOLOGIES, INC.   :
 (N/K/A ALL AMERICAN   :
 COFFEE & BEVERAGE, INC.),   :
PLATRONICS, INC.,   :   ORDER MAKING FINDINGS AND
PLUS SOLUTIONS, INC.,   :   REVOKING REGISTRATIONS BY
PORTACOM WIRELESS, INC.,   :   DEFAULT
PORTAL NET, LTD.,   :
PRIME HOLDINGS & INVESTMENTS, INC.,   :
PRO-AFTER, INC.   :
 (F/K/A PURCHASEPRO.COM, INC.),   :
PROJECT GROUP, INC.,   :
PROLONG INTERNATIONAL CORP.,   :
PSS, INC., and   :
PURUS, INC.   :
_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on October 27, 2009, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of
securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and
that each has repeatedly failed to file required periodic reports.

        The Division of Enforcement has provided evidence that all Respondents were served
with the OIP in accordance with 17 C.F.R. §§ 201.141(a)(2)(ii) and .141(a)(2)(iv) by November
3, 2009. Respondents' Answers were due ten days from the date of service. See 17 C.F.R. §
201.220(b); OIP at 5. Additionally, in a Postponement Order, issued November 9, 2009,
Respondents were put on notice that failure to file an Answer would be grounds for finding them
in default. No Answers have been received.

        Since Respondents have not filed Answers or otherwise defended the proceeding, they
are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations
of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

PKI Solutions, Inc. (PKI) (CIK No. 1084801), is a Bahamian corporation located in Nassau, Bahamas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PKI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2000, which reported a net loss of $6,000 since the company's June 16, 1992, inception.

Planetgood Technologies, Inc. (n/k/a All American Coffee & Beverage, Inc.) (Planetgood) (CIK No. 1088464), is a revoked Nevada corporation located in Indianapolis, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Planetgood is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2000, which reported a net loss of over $7.46 million for the prior nine months. On February 12, 2001, Planetgood filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Indiana, which was terminated on January 7, 2003. As of October 21, 2009, Planetgood's stock (symbol ACBV) was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Platronics, Inc. (Platronics) (CIK No. 79090), is a revoked New Jersey corporation located in Linden, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Platronics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1999, which reported a net loss of $283,118 for the prior nine months. As of October 21, 2009, Platronics' stock (symbol PLTC) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Plus Solutions, Inc. (Plus Solutions) (CIK No. 1081418), is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Plus Solutions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $818,119 for the prior nine months. As of October 21, 2009, Plus Solutions' stock (symbol PLSO) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Portacom Wireless, Inc. (Portacom) (CIK No. 907166), is a delinquent Delaware corporation located in Fountain Valley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Portacom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of $294,519 for the prior three months. On March 23, 1998, Portacom filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was terminated on December 10, 2002. As of October 21, 2009, Portacom's stock (symbol PCWRQ) was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Portal Net, Ltd. (Portal Net) (CIK No. 1096763), is a British Virgin Islands corporation located in Hong Kong, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Portal Net is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2000, which reported a net loss of $23,544 for the prior twelve months.

Prime Holdings & Investments, Inc. (Prime Holdings) (CIK No. 1111882), is a revoked Nevada corporation located in Westport, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Prime Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $558,000 for the prior nine months. As of October 21, 2009, Prime Holding's stock (symbol PHIV) was quoted on the Pink Sheets, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pro-After, Inc. (f/k/a PurchasePro.Com, Inc.) (Pro-After) (CIK No. 1087831), is a dissolved Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pro-After is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of $8.82 million for the prior three months. On September 12, 2002, Pro-After filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Nevada, which was still pending as of October 21, 2009. As of October 21, 2009, Pro-After's stock (symbol PROEQ) was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Project Group, Inc. (Project Group) (CIK No. 1096789), is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Project Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2004, which reported a net loss of over $1.8 million for the prior nine months. As of October 21, 2009, Project Group's stock (symbol PJTGQ) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ProLong International Corp. (ProLong) (CIK No. 1016965) is a revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ProLong is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of over $1.76 million for the prior nine months. On January 10, 2008, ProLong filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, which was still pending as of October 21, 2009. As of October 21, 2009, ProLong's stock (symbol PRLIQ) was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PSS, Inc. (PSS) (CIK No. 793322), is a void Delaware corporation located in Seattle, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PSS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended November 2, 2002. As of October 21, 2009, PSS' stock (symbol PSSS) was quoted on the Pink Sheets, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Purus, Inc. (Purus) (CIK No. 912156), is a void Delaware corporation located in Morgan Hill, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Purus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 2, 1999. As of October 21, 2009, Purus' stock (symbol PURS) was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, each of the Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of PKI Solutions, Inc., Planetgood Technologies, Inc. (n/k/a All American Coffee & Beverage, Inc.), Platronics, Inc., Plus Solutions, Inc., Portacom Wireless, Inc., Portal Net, Ltd., Prime Holdings & Investments, Inc., Pro-After, Inc. (f/k/a PurchasePro.Com, Inc.), Project Group, Inc., ProLong International Corp., PSS, Inc., and Purus, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge